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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO


                              --------------------

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)

                              --------------------


                        eGAIN COMMUNICATIONS CORPORATION
                       (Name of Subject Company (Issuer))

                              --------------------

                        eGAIN COMMUNICATIONS CORPORATION
                        (Name of Filing Person (Offeror))

           Options to Purchase Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                              --------------------

                                    28225C103
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                              --------------------

                                  ASHUTOSH ROY
                             Chief Executive Officer
                        eGain Communications Corporation
                               455 W. Maude Avenue
                               Sunnyvale, CA 94086
                                 (408) 212-3400
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy To:

                            STANLEY F. PIERSON, ESQ.
                             Pillsbury Winthrop LLP
                               2550 Hanover Street
                               Palo Alto, CA 94304
                                 (650) 233-4500


                            CALCULATION OF FILING FEE

          --------------------------------   -----------------------------

               Transaction valuation*           Amount of filing fee

          --------------------------------   -----------------------------

                   $6,994,967                         $1,399
          --------------------------------   -----------------------------

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase shares of common stock of eGain Communications Corporation having a weighted average exercise price of $11.94 as of May 23, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:     $1,399

         Form or Registration No.:   Schedule TO

         Filing Party:               eGain Communications Corporation

         Date Filed:                 May 24, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [_] third party tender offer subject to Rule 14d-1.

         [X] issuer tender offer subject to Rule 13e-4.

         [_] going-private transaction subject to Rule 13e-3.

         [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]



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Introductory Statement

         This Final Amendment to the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on May 24, 2001, reports the final results of our offer to exchange certain options to purchase shares of our common stock, par value $0.001 per share, having an exercise price of more than $4.00 for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange dated May 24, 2001, and the related cover letter and Summary of Terms.

Item 4.  Terms of the Transaction.

         Item 4 of the Schedule TO is hereby amended to add the following sentence:

         The offer expired on August 10, 2001. We have accepted for cancellation options to purchase 925,370 shares of eGain Communications Corporation common stock. We anticipate issuing new options to purchase 925,370 shares of eGain Communications Corporation common stock in exchange for the options surrendered in the offer.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to the Schedule TO is true, complete and correct.

                                    eGAIN COMMUNICATIONS CORPORATION



                                                /s/ Harpreet Grewal
                                    -------------------------------------------
                                                   Harpreet Grewal
                                                Chief Financial Officer

         Date:  September 5, 2001